VIA E-MAIL

Ms. Melinda Hooker, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

November 25, 2013

Re:           RegalWorks Media, Inc.:  Response to Comment Letter Dated October 18, 2013 Regarding Item 4.01 Form 8-K, Filed November 7, 2013 (SEC File Number 000-052846)

Dear Ms. Hooker:

This letter is written on behalf of RegalWorks Media, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The response(s) are keyed to the Securities and Exchange Commission (the “Commission”) comment letter dated November 7, 2013.  Please note that the Company has concurrently revised and filed its Form 8-K in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.

The Company’s specific responses to comments are set forth below:

Comment Number 1.  We acknowledge the oversight regarding the inclusion of the “Going Concern” disclosure and have revised the 8-K accordingly.

Comment Number 2.  The 8-K has been revised to include the disclosure that there were no disagreements with the former accountant through the subsequent interim period preceding their resignation regarding any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

Comment Number 3.  On November 1, 2013  (the “Engagement Date”), the Company engaged PLS CPA, a professional corporation (“PLS”) as its independent registered public accounting firm for the Company’s fiscal year ending December 31, 2013. The decision to engage PLS as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors.

During the two most recent fiscal years and through the Engagement Date, the Company has not consulted with PLS regarding either:

1)
The application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that PLS concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

2)
Any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Comment Number 4.  The Company has provided Chadwick with the disclosures made herein and has requested that Chadwick furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with statements made herein.  A copy of the letter of Ronald R. Chadwick, CPA is included as Exhibit 16.1 to the Form 8K/A that has been filed in response to your comments.

In connection with this letter, we hereby acknowledge the following:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions or comments at (703) 220-9977.  Your response can be communicated to us at the following e-mail addresses, dane.west@regalworks.com or our securities counsel holtjsmith@gmail.com.

Very truly yours,

/s/ Dane West

Chief Executive Officer, RegalWorks Media, Inc.

cc:  Smith & Associates